Mail Stop 3561

                                                            June 13, 2018

Via E-mail
Weihao Xu
Chief Financial Officer
111, Inc.
3-4/F, No. 295 ZuChongZhi Road,
Pudong New Area
Shanghai, 201203
The People's Republic of China

       Re:     111, Inc.
               Draft Registration Statement on Form F-1
               Submitted May 17, 2018
               CIK No. 0001738906

Dear Mr. Xu:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. We note that throughout the prospectus you include industry data and certain financial information only in Renminbi. Please include the U.S. dollar equivalent. Weihao Xu
111, Inc.
June 13, 2018
Page 2

Prospectus Summary, page 1

3. We note your references, in this location and elsewhere, to an industry report prepared by
       Frost & Sullivan, which was used to prepare this registration statement. Please provide us with a copy of the report, clearly marked to highlight the applicable portion or section of the report and cross-referenced to the appropriate location in the filing. Otherwise, please confirm to us that your sources are widely available to the public. Additionally, please revise the industry data disclosure to provide the date of the sources.

4. We note your disclosure regarding the description of your New Retail Platform as well as your smart supply chain and cloud-based solutions. Please revise the summary to present the subject matter in clear, concrete, everyday words. Refer to Rule 421 of Regulation C.
       In this regard, please clarify the services your offer to consumers, pharmacies, pharmaceutical manufacturers and medical professionals.

Summary Operating Data, pages 11 and 76

5. We note you present here operating metrics GMV, Average revenue per consumer and
       Quarterly repurchase rate. Please tell us and revise to disclose in detail what each metric represents, how they are computed, underlying assumptions, your inclusion or exclusion of discounts, returns, etc., and identify separately GMV associated with sales by third-
       party sellers on your online platform. In addition, please disclose how these metrics are used by management, useful to investors and their limitations.

6. Please provide us the computations of the operating metrics presented here and a reconciliation of GMV to net product revenues for each period presented.

Risk Factors

Risks Related to Doing Business in China, page 37

7. Please expand your risk factors to address the risks associated with the limited ability of
       U.S. regulators to conduct investigations and inspections within China.

Certain judgments obtained against us by our shareholders may not be enforceable, page 53

8. We note your disclosure that the deposit agreement provides shareholders the right to submit claims against the company to arbitration. Please describe these provisions in greater detail under the "Description of American Depositary Shares" section.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, page 57

9. We note that you plan to apply for listing on an either the New York Stock Exchange or
       Nasdaq Global Market. If you intend to rely on exchange rules that permit foreign
 Weihao Xu
111, Inc.
June 13, 2018
Page 3

       private issuers to follow their home country requirements to some extent concerning corporate governance issues, then please revise this risk factor or provide a separate risk factor that discloses this reliance and describes the corporate governance matters affected.

Capitalization, page 63

10. Please revise to disclose in detail the adjustments made in arriving at the pro forma and pro forma as adjusted amounts.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 77

11. Please discuss any known trends or uncertainties that are reasonably likely to have a material effect on your profitability. For example, we note that your total operating costs and expenses for the past two fiscal years exceeded your total net revenues for the comparable periods. If this is a known trend that is reasonably likely to continue, please disclose. See Part I, Item 5.D of Form 20-F.

Results of Operations

Net Revenues, page 83

12. We note your disclosure that your product revenues increased by 9.1%. and service revenue increased by 195.5%. Please discuss in detail (i) the primary drivers that contributed to this growth and (ii) discuss any known material trends, seasonal effects and uncertainties.

Operating costs and expenses, page 84

13. Please expand your disclosures to discuss in detail the business reasons for the significant decline in various categories of your operating costs and expenses in 2017. In circumstances where there is more than one business reason for a change between periods, please also quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Refer to Item 303(a)(3) of
       Regulation S-K.

Liquidity and Capital Resources, page 86

14. Please disclose material amounts of cash and short-term investments disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction in which your affiliated entities are domiciled.
 Weihao Xu
111, Inc.
June 13, 2018
Page 4

Operating Activities, page 87

15. Please revise to include a robust discussion describing and quantifying the specific effect of the significant drivers that contributed to the material changes in your operating cash flows. The disclosures should also include a discussion of the underlying reasons for changes in working capital items (e.g., accounts receivable, inventories, accounts payable, etc.) that affect operating cash flows. See guidance in
Section IV.B.1 of SEC
         Release 33-8350.

PRC Regulation, page 125

16.      Please revise your disclosure under this heading as follows:
         Make clear the classification of your wholly-owned and 70% owned PRC subsidiaries under the Guidance Catalogue of Industries for Foreign Investment; and Make clear the status of each PRC entity under the Provisional Filing
Administrative
         Measures of Establishment and Modifications for Foreign Investment Enterprises. Also,
         please clarify whether any updates have been made to such filings, as necessary.

Governing Law/Waiver of Jury Trial, page 172

17. Please clarify whether the waiver of the right to a jury trial applies to claims made under the federal securities laws.

Financial Statements

Notes to Consolidated Financial Statements

1. Organization and Principal activities, page F-7

18. We note your disclosure that you accounted for the contractual arrangements and related transactions akin to a reorganization of entities under common control. Please explain and expand your disclosure to describe the nature of the control relationship between the entities prior to the transactions. Please refer to ASC 805-50-50-4 and ASC 850-10-50-6 for guidance.

2. Summary of Principal Accounting Policies, page F-11

(b) Basis of consolidation, page F-9

19. We note you entered into several agreements with Yihao Pharmacy and its nominee shareholders. Please disclose the duration and expiry date of each of the agreements.

20. We note your disclosure that you are the primary beneficiary of Yihao Pharmacy, Yihao
         Pharmaceutical Chain and Shanghai Yaowang (VIEs) and consolidate their operations,
 Weihao Xu
111, Inc.
June 13, 2018
Page 5

       assets and liabilities. Please provide us with a robust analysis on how you determined that you are the primary beneficiary of the VIEs and revise your disclosures as appropriate. Your expanded disclosure should address how you are entitled to receive substantially all economic benefits attributable to VIEs or absorb a majority of the VIE's losses. Refer to FASB ASC 810-10-25-38. In addition, provide the disclosures outlined in FASB ASC 810-10-50-5A, as applicable.

(ab) Segment Reporting, page F-25

21. We note you offer several products as disclosed on page 112. Please tell us how you considered the guidance in ASC 280-10-50-40 in providing disclosure regarding revenues by product.

Undertakings, page II-3

22. Please provide the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of
       Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on
       Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act
       Rules Compliance and Disclosure Interpretation, Question 229.01.

Exhibit Index, page II-4

23.    Please file your lease agreements for the facilities described on page
124. Refer to Item 8
       of Form F-1.

       You may contact Blaise Rhodes at (202) 551-3774 or Raj Rajan at (202) 551-3388 if you
have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at (202) 551-5833 or Brigitte Lippmann at (202) 551-3713 with any other questions.


                                                            Sincerely,

                                                            /s/ Brigitte
Lippmann (for)

                                                            John Reynolds
                                                            Assistant Director
                                                            Office of
Beverages, Apparel, and
                                                            Mining


cc:    Z. Julie Gao, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP